Exhibit 21.1
EverBank Financial Corp
Listed below are the subsidiaries of EverBank Financial Corp (the “Registrant”), all of which are wholly owned by Registrant.

Name	Jurisdiction of Incorporation	Ownership

EverBank	United States	Direct

EverBank Funding, LLC	Delaware	Direct

EverBank Wealth Management, Inc.	Delaware	Indirect

EverInsurance, Inc.	Florida	Indirect

Elite Lender Services, Inc.	Florida	Indirect

AMC Holding, Inc.	Florida	Indirect

CustomerOne Financial Network, Inc.	Delaware	Indirect

EverTrade Direct Brokerage, Inc.	Missouri	Indirect

Tygris Commercial Finance Group, Inc.	Delaware	Indirect

EverBank Commercial Finance, Inc.	Delaware	Indirect

Tygris Asset Finance, Inc.	Delaware	Indirect

Business Property Lending, Inc.	Delaware	Indirect